
2020 ANNUAL AUDITED
FINANCIAL STATEMENTS
Nutrien™

FINANCIAL STATEMENTS & NOTES



MANAGEMENT'S RESPONSIBILITY

Management's Responsibility for Financial Reporting

MANAGEMENT'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the "Company"). They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee appointed by the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes the Company's interim condensed consolidated financial statements and Management's Discussion and Analysis ("MD&A") with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The audit committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The audit committee's duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2020. KPMG LLP has full and independent access to the audit committee to discuss their audit and related matters.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2020, the Company did maintain effective internal control over financial reporting.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2020.

Chuck Magro
President and Chief Executive Officer
February 18, 2021

Pedro Farah
Executive Vice President and Chief Financial Officer
February 18, 2021

In millions of US dollars unless otherwise noted

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited Nutrien Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders' equity for the years then ended, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 18, 2021 expressed an unqualified opinion on those consolidated financial statements.

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
February 18, 2021

In millions of US dollars unless otherwise noted

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders' equity for the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTERS

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

GOODWILL IMPAIRMENT ASSESSMENT OF THE RETAIL NORTH AMERICA GROUP OF CASH GENERATING UNITS

As discussed in Note 14 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2020 was $12,198 million, of which $6,869 million of goodwill has been allocated to the Retail North America group of cash generating units ("Retail North America CGU"). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization ("EBITDA"), terminal growth rate and the discount rate.

In millions of US dollars unless otherwise noted

Report of Independent Registered Public Accounting Firm Continued

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company's forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU. This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company's forecasted EBITDA for the Retail North America CGU by comparing to historical results and forecasted planted acreage in the United States. We evaluated the terminal growth rate by comparing to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We evaluated the Company's historical forecasts of EBITDA by comparing to actual results to assess the Company's ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and
- evaluating the Company's estimate of the recoverable amount of the Retail North America cash generating unit by comparing the results of the Company's estimate to publicly available market data and valuation metrics for comparable entities.

IMPAIRMENT OF THE AURORA CASH GENERATING UNIT

As discussed in Note 13 to the consolidated financial statements, the Company recorded an impairment of assets for the Aurora cash generating unit ("Aurora CGU") of $545 million during the year ended December 31, 2020. The Company is required to assess each cash generating unit for an indicator of impairment at each reporting date, and whenever events or changes in circumstances may indicate the carrying amount of a cash generating unit exceeds its recoverable amount. An indicator of impairment was identified for the Aurora CGU at September 30, 2020, due to negative revisions to long-term forecasted global phosphate prices, which resulted in the Company performing an impairment test to calculate the recoverable amount. The calculation of the recoverable amount of the Aurora CGU involved estimates including the forecasted product net selling price, discount rate and the useful life of the mine. The useful life of the mine is derived from the most recent mineral reserves estimate, which requires the expertise of independent reserve engineering specialists.

We identified the calculation of the recoverable amount of the Aurora CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company's estimate of the forecasted product net selling prices and discount rate used to calculate the recoverable amount of the Aurora CGU. Minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount and the resultant impairment loss. Auditor judgment was also required to assess the mineral reserves estimate which forms the basis of the useful life of the mine. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

Report of Independent Registered Public Accounting Firm Continued

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of the Aurora CGU. This included controls related to the determination of forecasted product net selling prices, the discount rate, as well as the mineral reserves and useful life of the mine. We evaluated certain forecasted product net selling prices of the Company by comparing to external forecasts. We evaluated the current year product net selling prices by comparing to those assumptions used in the prior year forecast to assess the Company's ability to accurately forecast. We assessed the methodology used by the Company to estimate the mineral reserves and resources for consistency with industry and regulatory standards. We evaluated the Company's estimate of mineral reserves and resources by comparing the Company's historical estimates to actual results. We assessed the competence, capabilities and objectivity of the Company's personnel and third-party engineers who prepared the mineral reserve estimate. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate.

IMPAIRMENT ASSESSMENT OF THE TRINIDAD CASH GENERATING UNIT

As discussed in Note 13 to the consolidated financial statements, the Company is required to assess each cash generating unit for an indicator of impairment at each reporting date, and whenever events or changes in circumstances may indicate the carrying amount of a cash generating unit exceeds its recoverable amount. An indicator of impairment was identified for the Trinidad cash generating unit ("Trinidad CGU") at September 30, 2020, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices, which resulted in the Company performing an impairment test to calculate the recoverable amount. The calculation of the recoverable amount of the Trinidad CGU involved estimates including forecasted production volumes, forecasted ammonia net selling price and the discount rate.

We identified the calculation of the recoverable amount of the Trinidad CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company's estimate of the forecasted production volumes, ammonia net selling price and discount rate used to calculate the recoverable amount of the Trinidad CGU. Minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the Trinidad CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of the Trinidad CGU. This included controls related to the determination of forecasted production volumes, ammonia net selling prices and the discount rate. We evaluated forecasted ammonia net selling prices by comparing to external forecasts. We evaluated forecasted production volumes by comparing to recent actual production, adjusted for the plant closure. We evaluated the current year actual ammonia net selling prices and production volumes by comparing to those assumptions used in the prior year forecast to assess the Company's ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's determination of the discount rate by comparing the inputs to the discount rate to publicly available market data and assessing the resulting discount rate.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2018.

Calgary, Canada
February 18, 2021

2020 AT A GLANCE

DILUTED NET EARNINGS PER SHARE

($ per share)



2.0
1.6
1.2
0.8
0.4
0.0
1.70
0.81
2019
2020

ADJUSTED EBITDA BY OPERATING SEGMENT

($ millions)



2019
2020
1,800
1,200
600
0
1,231
1,430
1,593
1,190
1,239
1,080
194
232
Retail
Potash
Nitrogen
Phosphate

TOTAL ASSETS

As at December 31
(%)



2020
42 Property, plant and equipment
26 Goodwill
24 Current assets
8 All other non-current assets

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

As at December 31
(%)



2020
47 Shareholders' equity
21 Long-term debt
18 Current liabilities
7 Deferred income tax liabilities
5 All other non-current liabilities
2 Lease liabilities

WORKING CAPITAL RATIO

As at December 31
(ratio)



1.5
1.0
0.5
0.0
1.2
1.4
2019
2020

CASH PROVIDED BY OPERATING ACTIVITIES

($ millions)



4,000
3,000
2,000
1,000
0
3,665
3,323
2019
2020



FIND OUT MORE AT NUTRIEN.COM

In millions of US dollars unless otherwise noted

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31	NOTE	2020	2019
			Note 2
Sales	3	20,908	20,084
Freight, transportation and distribution	4	855	768
Cost of goods sold	4	14,814	13,814
Gross margin		5,239	5,502
Selling expenses	4	2,813	2,505
General and administrative expenses	4	429	404
Provincial mining and other taxes	4	204	292
Share-based compensation	5	69	104
Impairment of assets	13, 14	824	120
Other (income) expenses	6	(2)	215
Earnings before finance costs and income taxes		902	1,862
Finance costs	7	520	554
Earnings before income taxes		382	1,308
Income tax (recovery) expense	8	(77)	316
Net earnings		459	992
Net earnings per share ("EPS")	9		
Basic		0.81	1.70
Diluted		0.81	1.70
Weighted average shares outstanding for basic EPS	9	569,657,000	582,269,000
Weighted average shares outstanding for diluted EPS	9	569,686,000	583,102,000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (net of related income taxes)	2020	2019
Net earnings	459	992
Other comprehensive income		
Items that will not be reclassified to net earnings:		
Net actuarial gain on defined benefit plans	75	7
Net fair value loss on investments	(7)	(25)
Items that have been or may be subsequently reclassified to net earnings:		
Gain on currency translation of foreign operations	142	47
Other	(16)	7
Other comprehensive income	194	36
Comprehensive income	653	1,028

(See Notes to the Consolidated Financial Statements)

In millions of US dollars unless otherwise noted

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	NOTE	2020	2019
Operating activities			
Net earnings		459	992
Adjustments for:			
Depreciation and amortization		1,989	1,799
Share-based compensation	5	69	104
Impairment of assets	13, 14	824	120
Net gain on disposal of investment in Misr Fertilizers Production Company S.A.E. ("MOPCO")	15	(250)	–
(Recovery of) provision for deferred income tax		(9)	177
Other long-term assets, liabilities and miscellaneous	16	(333)	(17)
Cash from operations before working capital changes		2,749	3,175
Changes in non-cash operating working capital:			
Receivables		145	(64)
Inventories		85	190
Prepaid expenses and other current assets		(10)	(238)
Payables and accrued charges		354	602
Cash provided by operating activities		3,323	3,665
Investing activities			
Additions to property, plant and equipment	13	(1,423)	(1,728)
Additions to intangible assets	14	(126)	(163)
Business acquisitions, net of cash acquired	25	(233)	(911)
Proceeds from disposal of investment in MOPCO	15	540	–
Proceeds from disposal of discontinued operations, net of tax		–	55
Purchase of investments		(102)	(198)
Other		140	147
Cash used in investing activities		(1,204)	(2,798)
Financing activities			
Transaction costs on long-term debt		(15)	(29)
(Repayment of) proceeds from short-term debt, net	17	(892)	216
Proceeds from long-term debt	18	1,541	1,510
Repayment of long-term debt	18	(509)	(1,010)
Repayment of principal portion of lease liabilities	18, 19	(274)	(234)
Dividends paid	23	(1,030)	(1,022)
Repurchase of common shares	23	(160)	(1,930)
Issuance of common shares	23	–	20
Cash used in financing activities		(1,339)	(2,479)
Effect of exchange rate changes on cash and cash equivalents		3	(31)
Increase (decrease) in cash and cash equivalents		783	(1,643)
Cash and cash equivalents – beginning of year		671	2,314
Cash and cash equivalents – end of year		1,454	671
Cash and cash equivalents comprised of:			
Cash		1,375	532
Short-term investments		79	139
		1,454	671
Supplemental cash flows information			
Interest paid		498	505
Income taxes paid		156	29
Total cash outflow for leases		345	345

(See Notes to the Consolidated Financial Statements)

In millions of US dollars unless otherwise noted

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

				Accumulated Other Comprehensive (Loss) Income ("AOCI")						
	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]
Balance – December 31, 2018	608,535,477	16,740	231	(7)	–	(251)	(33)	(291)	7,745	24,425
Net earnings	–	–	–	–	–	–	–	–	992	992
Other comprehensive (loss) income	–	–	–	(25)	7	47	7	36	–	36
Shares repurchased (Note 23)	(36,067,323)	(992)	–	–	–	–	–	–	(886)	(1,878)
Dividends declared	–	–	–	–	–	–	–	–	(754)	(754)
Effect of share-based compensation including issuance of common shares	474,655	23	17	–	–	–	–	–	–	40
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(7)	–	–	(7)	7	–
Transfer of net loss on sale of investment	–	–	–	3	–	–	–	3	(3)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	–	8	8	–	8
Balance – December 31, 2019	572,942,809	15,771	248	(29)	–	(204)	(18)	(251)	7,101	22,869
Net earnings	–	–	–	–	–	–	–	–	459	459
Other comprehensive (loss) income	–	–	–	(7)	75	142	(16)	194	–	194
Shares repurchased (Note 23)	(3,832,580)	(105)	(55)	–	–	–	–	–	–	(160)
Dividends declared	–	–	–	–	–	–	–	–	(1,029)	(1,029)
Effect of share-based compensation including issuance of common shares	150,177	7	12	–	–	–	–	–	–	19
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(75)	–	–	(75)	75	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	–	13	13	–	13
Balance – December 31, 2020	569,260,406	15,673	205	(36)	–	(62)	(21)	(119)	6,606	22,365

1 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
2 All equity transactions were attributable to common shareholders.

(See Notes to the Consolidated Financial Statements)

In millions of US dollars unless otherwise noted

CONSOLIDATED BALANCE SHEETS

As at December 31	NOTE	2020	2019
Assets			
Current assets			
Cash and cash equivalents		1,454	671
Receivables	11	3,581	3,542
Inventories	12	4,930	4,975
Prepaid expenses and other current assets		1,505	1,477
		11,470	10,665
Non-current assets			
Property, plant and equipment	13	19,660	20,335
Goodwill	14	12,198	11,986
Other intangible assets	14	2,388	2,428
Investments	15	562	821
Other assets	16	914	564
TOTAL ASSETS		47,192	46,799
Liabilities			
Current liabilities			
Short-term debt	17	159	976
Current portion of long-term debt	18	14	502
Current portion of lease liabilities	19	249	214
Payables and accrued charges	20	8,058	7,437
		8,480	9,129
Non-current liabilities			
Long-term debt	18	10,047	8,553
Lease liabilities	19	891	859
Deferred income tax liabilities	8	3,149	3,145
Pension and other post-retirement benefit liabilities	21	454	433
Asset retirement obligations and accrued environmental costs	22	1,597	1,650
Other non-current liabilities		209	161
TOTAL LIABILITIES		24,827	23,930
Shareholders' Equity			
Share capital	23	15,673	15,771
Contributed surplus		205	248
Accumulated other comprehensive loss		(119)	(251)
Retained earnings		6,606	7,101
TOTAL SHAREHOLDERS' EQUITY		22,365	22,869
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		47,192	46,799

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director

Christopher Burley
Director

In millions of US dollars unless otherwise noted

NOTE 1 / Description of Business

Nutrien Ltd. (collectively with its subsidiaries, "Nutrien", "we", "us", "our" or "the Company") is the world's largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2020, the Company had assets as follows:

NUTRIEN AG SOLUTIONS ("RETAIL")

- various retail facilities across the US, Canada, Australia and South America
- private label and proprietary crop protection products and nutritionals
- an innovative integrated digital platform for growers and crop consultants

POTASH

- six operations in the province of Saskatchewan

NITROGEN

- eight production facilities in North America: four in Alberta and one each in Georgia, Louisiana, Ohio and Texas
- one large-scale operation in Trinidad
- six upgrade facilities in North America: three in Alberta and one each in Georgia, Missouri, and Washington
- 50 percent investment in Profertil S.A. ("Profertil"), a nitrogen producer based in Argentina

PHOSPHATE

- two mines and processing plants: one in Florida and one in North Carolina
- phosphate feed plants in Illinois, Missouri and Nebraska
- an industrial phosphoric acid plant in Ohio

CORPORATE AND OTHERS

- investment in Canpotex Limited ("Canpotex"), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
- 22 percent investment in Sinofert Holdings Limited ("Sinofert"), a fertilizer supplier and distributor in China

NOTE 2 / Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2020, as disclosed in Note 30.

Certain immaterial 2019 figures have been reclassified in the consolidated statements of earnings, segment information, nature of expenses and other (income) expenses.

These consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2021.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. These consolidated financial statements were prepared under the historical cost basis, except for items that IFRS requires to be measured at fair value. Details of our accounting policies are primarily disclosed in Note 30.

In millions of US dollars unless otherwise noted

NOTE 2 *Basis of Presentation Continued*

On March 11, 2020, the World Health Organization declared the spread of the novel strain of coronavirus ("COVID-19") a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, valuation of inventory, goodwill and other long-lived assets, financial assets, tax assets, pension obligations and assets, and revenue recognition. Based on the current assessment, there was not a material impact to these consolidated financial statements. As a result of the pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other (income) expenses (Note 6). As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

NOTE 3 / Segment Information

The Company has four reportable operating segments: Nutrien Ag Solutions ("Retail"), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

The Executive Leadership Team ("ELT"), comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker ("CODM"). In 2020, the CODM changed the measure used to evaluate the performance of our operating segments from net earnings (loss) before finance costs, income taxes, and depreciation and amortization ("EBITDA") to adjusted EBITDA. The CODM considers adjusted EBITDA to be a more meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it provides a better indication of the segment's performance compared to EBITDA as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. Due to the change in the measurement of the segments, we have presented adjusted EBITDA for the comparative period.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capacities or historical trends.

NOTE 3 *Segment Information Continued*

Financial information on each of these segments is summarized in the following tables:

2020	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales – third party	14,748	2,265	2,572	1,241	82	–	20,908
– intersegment	37	248	628	202	–	(1,115)	–
Sales – total	14,785	2,513	3,200	1,443	82	(1,115)	20,908
Freight, transportation and distribution	–	367	460	241	–	(213)	855
Net sales	14,785	2,146	2,740	1,202	82	(902)	20,053
Cost of goods sold	11,049	1,183	2,265	1,166	74	(923)	14,814
Gross margin	3,736	963	475	36	8	21	5,239
Selling expenses	2,795	9	27	6	(24)	–	2,813
General and administrative expenses	135	7	8	10	269	–	429
Provincial mining and other taxes	–	201	1	–	2	–	204
Share-based compensation expense	–	–	–	–	69	–	69
Impairment of assets (Note 13)	–	23	27	769	5	–	824
Other expenses (income)	44	8	(288)	6	228	–	(2)
Earnings (loss) before finance costs and income taxes	762	715	700	(755)	(541)	21	902
Depreciation and amortization	668	452	599	218	52	–	1,989
EBITDA	1,430	1,167	1,299	(537)	(489)	21	2,891
Acquisition and integration related costs	–	–	4	–	56	–	60
Share-based compensation expense	–	–	–	–	69	–	69
Impairment of assets (Note 13)	–	23	27	769	5	–	824
COVID-19 related expenses	–	–	–	–	48	–	48
Foreign exchange loss, net of related derivatives	–	–	–	–	19	–	19
Loss on disposal of business	–	–	–	–	6	–	6
Net gain on disposal of investment in MOPCO (Note 15)	–	–	(250)	–	–	–	(250)
Adjusted EBITDA	1,430	1,190	1,080	232	(286)	21	3,667
Assets	20,526	12,032	10,612	1,462	2,983	(423)	47,192

In millions of US dollars unless otherwise noted

NOTE 3 *Segment Information Continued*

2019	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales – third party	13,244	2,702	2,608	1,397	133	–	20,084
– intersegment	38	207	612	203	–	(1,060)	–
Sales – total	13,282	2,909	3,220	1,600	133	(1,060)	20,084
Freight, transportation and distribution	–	305	372	232	–	(141)	768
Net sales	13,282	2,604	2,848	1,368	133	(919)	19,316
Cost of goods sold	9,981	1,103	2,148	1,373	133	(924)	13,814
Gross margin	3,301	1,501	700	(5)	–	5	5,502
Selling expenses	2,484	9	25	5	(18)	–	2,505
General and administrative expenses	112	6	15	7	264	–	404
Provincial mining and other taxes	–	287	2	1	2	–	292
Share-based compensation expense	–	–	–	–	104	–	104
Impairment of assets (Note 13 and 14)	–	–	–	–	120	–	120
Other expenses (income)	69	(4)	(46)	25	171	–	215
Earnings (loss) before finance costs and income taxes	636	1,203	704	(43)	(643)	5	1,862
Depreciation and amortization	595	390	535	237	42	–	1,799
EBITDA	1,231	1,593	1,239	194	(601)	5	3,661
Merger and related costs	–	–	–	–	82	–	82
Acquisition and integration related costs	–	–	–	–	16	–	16
Share-based compensation expense	–	–	–	–	104	–	104
Impairment of assets (Note 13 and 14)	–	–	–	–	120	–	120
Foreign exchange loss, net of related derivatives	–	–	–	–	42	–	42
Adjusted EBITDA	1,231	1,593	1,239	194	(237)	5	4,025
Assets	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Our Retail segment primarily generates revenue from sales of the following:

Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products and nutrient application services.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to Retail branches and customers in support of Nutrien's agricultural product and service sales.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services and livestock marketing.

In millions of US dollars unless otherwise noted

NOTE 3 *Segment Information Continued*

Our Potash, Nitrogen and Phosphate segments generate revenue from sales of the following products:

	Products	Sales prices impacted by
Potash	• North American – primarily granular • Offshore (international) – primarily granular and standard	• North American prices referenced at delivered prices (including transportation and distribution costs) • International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)
Nitrogen	• Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	• Global energy costs and supply
Phosphate	• Solid fertilizer, liquid fertilizer, industrial products and feed products	• Global prices and supplies of ammonia and sulfur

Revenue reported under our Corporate and Others segment primarily relates to our non-core Canadian business, which was sold in 2020.

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	2020	2019
Retail sales by product line		
Crop nutrients	5,200	4,989
Crop protection products	5,602	4,983
Seed	1,790	1,712
Merchandise	943	598
Nutrien Financial	129	–
Services and other	1,241	1,000
Nutrien Financial elimination [1]	(120)	–
	14,785	13,282
Potash sales by geography		
Manufactured product		
North America	1,275	1,283
Offshore [2]	1,238	1,625
Other potash and purchased products	–	1
	2,513	2,909
Nitrogen sales by product line		
Manufactured product		
Ammonia	779	884
Urea	1,040	1,019
Solutions, nitrates and sulfates	816	812
Other nitrogen and purchased products	565	505
	3,200	3,220
Phosphate sales by product line		
Manufactured product		
Fertilizer	838	944
Industrial and feed	454	475
Other phosphate and purchased products	151	181
	1,443	1,600

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
2 Relates to Canpotex (Note 28).

In millions of US dollars unless otherwise noted

NOTE 3 Segment Information Continued

Financial information by geographic area is summarized in the following tables:

	Sales – Third Party		Non-Current Assets [1]	
	2020	2019	2020	2019
United States	12,373	12,561	15,268	15,685
Canada	2,565	2,504	17,435	17,503
Australia	3,231	1,961	1,305	1,172
Canpotex (Note 28)	1,238	1,625	–	–
Trinidad	101	113	644	691
Other	1,400 [2]	1,320 [2]	564	639
	20,908	20,084	35,216	35,690

1 Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.
2 Other third-party sales primarily relate to Argentina of $372 (2019 – $404), Brazil of $284 (2019 – $109), Europe of $183 (2019 – $210), and Others of $561 (2019 – $597).

Canpotex sales volumes by geographical area were as follows:

Canpotex Sales by market (%)	2020	2019
Latin America	32	31
China	22	22
India	14	10
Other Asian markets	25	27
Other markets	7	10

NOTE 4 / Nature of Expenses

	2020	2019
Purchased and produced raw materials and product for resale [1]	12,110	11,335
Depreciation and amortization	1,989	1,799
Employee costs [2]	2,450	2,205
Freight	963	845
Impairment of assets (Note 13 and 14)	824	120
Provincial mining and other taxes [3]	204	292
Offsite warehouse costs	60	51
Merger and related costs	–	82
Acquisition and integration related costs	60	16
Contract services	617	567
Lease expense [4]	60	66
Fleet fuel, repairs and maintenance	222	202
COVID-19 related expenses	48	–
Net gain on disposal of investment in MOPCO (Note 15)	(250)	–
Other	649	642
Total cost of goods sold and expenses	20,006	18,222

1 Significant expenses include: supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).
2 Includes employee benefits and share-based compensation.
3 Includes Saskatchewan potash production tax, and Saskatchewan resource surcharge and other of $86 and $118 (2019 – $190 and $102), respectively, as required under Saskatchewan provincial legislation.
4 Includes lease expense relating to short-term leases, leases of low value and variable lease payments.

In millions of US dollars unless otherwise noted

NOTE 5 / Share-based Compensation

We have share-based compensation plans (including those assumed from Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium")) for eligible employees and directors as part of their remuneration package, including Stock Options, Performance Share Units ("PSUs"), Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs").

The following summarizes the Nutrien share-based compensation plans, under which we have awards available to be granted, and the assumed legacy plans of PotashCorp and Agrium, under which no awards will be granted:

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25% per year over four years	10 years	Shares
PSUs	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	Not applicable	Cash
RSUs	Eligible employees	Annually	On third anniversary of grant date and are not subject to performance conditions	Not applicable	Cash
DSUs	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [1]
SARs/TSARs [2]	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25% per year over four years	10 years	Cash

1 Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.
2 Under the assumed legacy Agrium stock appreciation rights ("SARs") plan, holders of tandem stock appreciation rights ("TSARs") have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the first option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2020 was $7.18 (2019 – $11.27). The weighted average assumptions by year of grant that impacted current year results are as follows:

		Year of Grant	
Assumptions	Based On	2020	2019
Exercise price per option	Quoted market closing price [1]	42.23	53.54
Expected annual dividend yield (%)	Annualized dividend rate [2]	4.36	3.22
Expected volatility (%)	Historical volatility [3]	29	27
Risk-free interest rate (%)	Zero-coupon government issues [4]	1.51	2.55
Average expected life of options (years)	Historical experience	8.5	7.5

1 Of common shares on the last trading day immediately preceding the date of the grant.
2 As of the date of the grant.
3 Of the Company's share over a period commensurate with the expected life of the option.
4 Implied yield available on equivalent remaining term at the time of the grant.

90 Nutrien Annual Report | 2020 In millions of US dollars unless otherwise noted

NOTE 5 *Share-based Compensation Continued*

The following table summarizes the activity related to our stock option plans:

	Number of Shares Subject to Option		Weighted Average Exercise Price	
	2020	**2019**	**2020**	**2019**
Outstanding – beginning of year	9,191,480	9,044,237	56.88	58.41
Granted	2,293,802	1,376,533	42.23	53.54
Exercised	(123,403)	(451,574)	42.24	42.73
Forfeited or cancelled	(34,506)	(502,016)	57.45	86.53
Expired	(329,481)	(275,700)	75.92	76.59
Outstanding – end of year	10,997,892	9,191,480	53.59	56.88

The aggregate grant-date fair value of all stock options granted in 2020 was $16. The average share price in 2020 was $38.87 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2020, with expiry dates ranging from May 2021 to February 2030:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number**	**Weighted Average Remaining Life in Years**	**Weighted Average Exercise Price**	**Number**	**Weighted Average Exercise Price**
$37.84 to $41.60	1,647,297	5	38.71	1,647,297	38.71
$41.61 to $43.36	2,293,802	9	42.23	– [1]	–
$43.37 to $45.40	1,492,667	7	44.50	988,275	44.50
$45.41 to $52.75	2,239,358	5	48.74	2,098,294	48.91
$52.76 to $78.86	1,645,867	7	57.60	821,067	61.68
$78.87 to $130.78	1,678,901	2	94.31	1,678,901	94.31
	10,997,892	6	53.59	7,233,834	57.97

1 Options granted in this range of exercise prices have not yet met the vesting period.

Information for all employee and director share-based compensation plans is summarized below:

	Units Granted in 2020	**Units Outstanding as at December 31, 2020**	Compensation Expense	
			2020	**2019**
Stock Options	2,293,802	10,997,892	14	19
PSUs	794,017	1,879,160	31	65
RSUs	486,194	1,304,858	22	18
DSUs	49,424	369,267	2	2
SARs/TSARs	–	1,576,172	–	–
			69	104

In millions of US dollars unless otherwise noted

NOTE 6 / Other (Income) Expenses

	2020	2019
Merger and related costs	–	82
Acquisition and integration related costs	60	16
Foreign exchange loss, net of related derivatives	18	42
Earnings of equity-accounted investees	(73)	(66)
Bad debt expense	6	24
COVID-19 related expenses	48	–
Loss on disposal of business	6	–
Net gain on disposal of investment in MOPCO (Note 15)	(250)	–
Other expenses	183	117
	(2)	215

NOTE 7 / Finance Costs

	2020	2019
Interest expense		
Short-term debt	50	87
Long-term debt	392	387
Lease liabilities (Note 19)	34	34
COVID-19 related	19	–
Unwinding of discount on asset retirement obligations (Note 22)	33	54
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	13	15
Borrowing costs capitalized to property, plant and equipment	(20)	(18)
Interest income	(1)	(5)
	520	554

Borrowing costs capitalized to property, plant and equipment in 2020 were calculated by applying an average capitalization rate of 3.9 percent (2019 – 4.6 percent) to expenditures on qualifying assets.

In millions of US dollars unless otherwise noted

NOTE 8 / Income Taxes

Income Taxes Included in Net Earnings

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation. The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings (loss) before income taxes as follows:

	2020	2019
Earnings (loss) before income taxes		
Canada	525	765
United States	(506)	315
Australia	83	27
Trinidad	(44)	(28)
Other	324	229
	382	1,308
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	103	353
Adjusted for the effect of:		
Recovery of prior year taxes due to US legislative changes	(94)	–
Non-taxable income	(59)	(19)
Change in recognition of tax losses and deductible temporary differences	(20)	–
Impact of foreign tax rates	(18)	(45)
Production-related deductions	(12)	(17)
Impact of tax rate changes	(3)	16
Non-deductible expenses	13	15
Foreign accrual property income	7	18
Other	6	(5)
Income tax (recovery) expense included in net earnings	(77)	316

Total income tax (recovery) expense, included in net earnings, was comprised of the following:

	2020	2019
Current income tax		
Tax (recovery) expense for current year	(38)	161
Adjustments in respect of prior years	(30)	(22)
Total current income tax (recovery) expense	(68)	139
Deferred income tax		
Origination and reversal of temporary differences	72	152
Adjustments in respect of prior years	(58)	9
Change in recognition of tax losses and deductible temporary differences	(20)	–
Impact of tax rate changes	(3)	16
Total deferred income tax (recovery) expense	(9)	177
Income tax (recovery) expense included in net earnings	(77)	316

In millions of US dollars unless otherwise noted

NOTE 8 Income Taxes Continued

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax (recovery) expense recognized in net earnings were:

	Deferred Income Tax (Assets) Liabilities		Deferred Income Tax (Recovery) Expense Recognized in Net Earnings	
	2020	2019	2020	2019
Deferred income tax assets				
Asset retirement obligations and accrued environmental costs	(376)	(387)	20	25
Tax loss and other carryforwards	(370)	(270)	(98)	(9)
Lease liabilities	(201)	(227)	26	55
Pension and other post-retirement benefit liabilities	(161)	(168)	(12)	(14)
Long-term debt	(102)	(107)	3	3
Receivables	(50)	(51)	2	7
Inventories	(37)	(59)	20	(5)
Payables and accrued charges	–	(25)	25	(5)
Other assets	(12)	(22)	17	14
Deferred income tax liabilities				
Property, plant and equipment	3,637	3,647	(12)	147
Goodwill and other intangible assets	471	523	(67)	(58)
Payables and accrued charges	72	–	72	–
Other liabilities	36	42	(5)	17
	2,907	2,896	(9)	177

Reconciliation of net deferred income tax liabilities:

	2020	2019
Balance – beginning of year	2,896	2,691
Business acquisitions (Note 25)	–	29
Income tax (recovery) expense recognized in net earnings	(9)	177
Income tax charge recognized in other comprehensive income ("OCI")	17	2
Other	3	(3)
Balance – end of year	2,907	2,896

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2020, were:

	Amount	Expiry Date
Unused federal operating losses	1,425	2021 – Indefinite
Unused federal capital losses	583	Indefinite
Unused investment tax credits	23	2021 – 2040

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2020, we had $735 of federal tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $8,911 as at December 31, 2020 (2019 – $9,183).

In 2020, previously unrecognized capital losses were utilized primarily as a result of the net gain on disposal of investment in MOPCO. In addition, as a result of the non-cash impairment of assets relating to our property, plant and equipment at White Springs, management revised its estimate of future taxable profits and derecognized deferred tax assets related to Florida tax losses and deductible temporary differences. In aggregate, the net decrease in unrecognized deferred tax assets was $20.

In millions of US dollars unless otherwise noted

NOTE 9 / Net Earnings Per Share

	2020	2019
Weighted average number of common shares	569,657,000	582,269,000
Dilutive effect of stock options	29,000	777,000
Dilutive effect of share-settled PSUs	–	56,000
Weighted average number of diluted common shares	569,686,000	583,102,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2020	2019
Number of options excluded	9,875,797	4,539,529
Performance option plan years fully excluded	2011 – 2017	2010 – 2015
Stock option plan years fully excluded	2015, 2017 – 2020	2015, 2019

NOTE 10 / Financial Instruments and Related Risk Management

Our ELT, along with the Board of Directors (including Board of Directors Committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks which we are exposed to.

Credit Risk	Risk Management Strategies

Receivables from customers	• establish credit approval policies and procedures for new and existing customers
	• extend credit to qualified customers through:
	  • review of credit agency reports, financial statements and/or credit references, as available
	  • review of existing customer accounts every 12 – 24 months based on the credit limit amounts
	  • evaluation of customer and country risk for international customers
	• establish credit period:
	  • 15 and 30 days for wholesale fertilizer customers
	  • 30 days for industrial and feed customers
	  • 30 – 360 days for Retail, including Nutrien Financial, customers
	  • up to 180 days for select export sales customers, including Canpotex
	• transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay
	• execute an agency arrangement with a financial institution with which we have only a limited recourse involvement
	• sell receivables to financial institutions which substantially transfer the risks and rewards
	• set eligibility requirements for Nutrien Financial to limit the risk of the receivables
	• may require security over certain crop or livestock inventories
	• set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement

Cash and cash equivalents and derivative assets	• require acceptable minimum counterparty credit ratings • limit counterparty or credit exposure • select counterparties with investment-grade quality

In millions of US dollars unless otherwise noted

NOTE 10 *Financial Instruments and Related Risk Management Continued*

Maximum exposure to credit risk as at December 31:

	2020	2019
Cash and cash equivalents	1,454	671
Receivables [1]	3,498	3,438
Other current assets – derivatives	45	5
	4,997	4,114

1 Excluding income tax receivable.

AGING OF RECEIVABLES

As at December 31
(%)



Current
30 days or less past due
31-90 days past due
Greater than 90 days past due
2020
6
4
9
81
2020
5
4
15
76
2020
8
92

Retail (Nutrien Financial) | Retail | Potash, Nitrogen, Phosphate and Canpotex

Risk	Risk Management Strategies
Liquidity	• establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner • maintain an optimal capital structure • maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets • maintain sufficient short-term credit availability • uphold long-term relationships with a sufficient number of high-quality and diverse lenders Refer to Note 17 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2020	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	159	159	159	–	–	–
Payables and accrued charges [2]	5,781	5,781	5,781	–	–	–
Long-term debt, including current portion [1]	10,061	15,795	434	2,378	2,498	10,485
Lease liabilities, including current portion [1]	1,140	1,305	281	408	233	383
Derivatives	48	48	39	9	–	–
	17,189	23,088	6,694	2,795	2,731	10,868

1 Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2020.

2 Excludes non-financial liabilities and includes trade payables of approximately $1.5 billion that are related to our prepaid inventory to secure product discounts. We consider these amounts to be part of our working capital. For these payables, we participated in arrangements where the vendors sold their right to receive payment to financial institutions without extending the original payment terms. These payables were paid in January and February 2021.

In millions of US dollars unless otherwise noted

NOTE 10 *Financial Instruments and Related Risk Management Continued*

Foreign Exchange Risk	Risk Management Strategies
Foreign currency denominated accounts	• execute foreign currency derivative contracts within certain prescribed limits for both forecast operating and capital expenditures to manage the earnings impact, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

The fair value of our net foreign exchange currency derivative assets (liabilities) at December 31, 2020 was $14 (2019 – $2). The following table presents the significant foreign currency derivatives that existed at December 31:

	2020			2019		
Sell/buy	Notional	Maturities	Average contract rate	Notional	Maturities	Average contract rate
Derivatives not designated as hedges						
Forwards						
USD/CAD [1]	514	2021	1.2796	337	2020	1.3096
CAD/USD	126	2021	1.2804	120	2020	1.3138
USD/AUD [2]	28	2021	1.3661	78	2020	1.4593
AUD/USD	92	2021	1.3640	47	2020	1.4563
Options						
USD/CAD – buy USD puts	70	2021	1.3147	–	–	–
USD/CAD – sell USD calls	55	2021	1.3665	–	–	–
AUD/USD – buy USD calls	61	2021	1.3216	–	–	–
Derivatives designated as hedges						
Forwards						
USD/CAD	254	2021	1.3190	–	–	–

1 Canadian Dollar
2 Australian Dollar

Market Risks	Type	Risk Management Strategies	
Interest rate	Short-term and long-term debt	• use a portfolio of fixed and floating rate instruments • align current and long-term assets with demand and fixed-term debt • monitor the effects of market changes in interest rates • use interest rate swaps, if desired	We do not believe we have material exposure to interest or price risk on our financial instruments as at December 31, 2020 and 2019.
Price	Natural gas derivative instruments	• diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia • acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis	
Price	Investment at fair value	• ensure the security of principal amounts invested • provide for an adequate degree of liquidity • achieve a satisfactory return	

In 2020, we entered into cash flow hedges on our interest rate derivative contracts which matured in the same year and had a total notional amount of $680.

In millions of US dollars unless otherwise noted

NOTE 10 *Financial Instruments and Related Risk Management Continued*

Natural gas derivatives outstanding:

	2020				2019			
	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)	Notional [1]	Maturities	Average Contract Price [2]	Fair Value of Assets (Liabilities)
NYMEX swaps	14	2021 – 2022	3.89	(18)	16	2020 – 2022	4.26	(30)

1 In millions of Metric Million British Thermal Units ("MMBtu").
2 US dollars per MMBtu.

	2020			2019		
Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Gross	Offset	Net Amounts Presented
Derivative instrument liabilities						
Natural gas derivatives [1]	(18)	–	(18)	(30)	–	(30)
Other long-term debt instruments [2]	(150)	150	–	(150)	150	–
	(168)	150	(18)	(180)	150	(30)

1 Cash margin deposits of $9 (2019 – $17) were placed with counterparties related to legally enforceable master netting arrangements.
2 Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default. We were in compliance with these covenants as at December 31, 2020.

Fair Value

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The following tables explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market	Based on a discounted cash flow model. Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

In millions of US dollars unless otherwise noted

NOTE 10 *Financial Instruments and Related Risk Management Continued*

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	2020			2019		
Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]
Fair value on a recurring basis						
Cash and cash equivalents	1,454	–	1,454	671	–	671
Derivative instrument assets	45	–	45	5	–	5
Other current financial assets – marketable securities [2]	161	24	137	193	27	166
Investment at fair value through other comprehensive income ("FVTOCI") (Note 15)	153	153	–	161	161	–
Derivative instrument liabilities	(48)	–	(48)	(33)	–	(33)
Amortized cost						
Current portion of long-term debt						
Notes and debentures	–	–	–	(494)	–	(503)
Fixed and floating rate debt	(14)	–	(14)	(8)	–	(8)
Long-term debt						
Notes and debentures	(9,994)	(3,801)	(7,955)	(8,528)	(1,726)	(7,440)
Fixed and floating rate debt	(53)	–	(53)	(25)	–	(25)

1 During 2020 and 2019, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.
2 Marketable securities consist of equity and fixed income securities.

NOTE 11 / Receivables

	Segment	2020	2019
Receivables from customers			
Third parties	Retail (Nutrien Financial) [1]	1,417	826
	Retail	1,158	1,682
	Potash, Nitrogen, Phosphate	391	428
Related party – Canpotex	Potash (Note 28)	122	194
Less allowance for expected credit losses of receivables from customers		(69)	(83)
		3,019	3,047
Rebates		256	190
Income taxes (Note 8)		83	104
Other receivables		223	201
		3,581	3,542

1 Includes $1,147 of very low risk of default and $270 of low risk of default (2019 – $762 of very low risk of default and $64 of low risk of default).

In millions of US dollars unless otherwise noted

NOTE 11 Receivables Continued

Qualifying receivables from customers financed by Nutrien Financial represents high-quality receivables from customers that have been rated very low to low risk of default among Retail's receivables from customers.

Customer credit with a financial institution of $444 at December 31, 2020, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2019 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

NOTE 12 / Inventories

	2020	2019
Product purchased for resale [1]	3,655	3,592
Finished products	384	524
Intermediate products	227	244
Raw materials	215	205
Materials and supplies	449	410
	4,930	4,975

1 Includes biological assets of $7 (December 31, 2019 – $33) measured at fair value less costs of disposal ("FVLCD").

Inventories expensed to cost of goods sold during the year were $14,347 (2019 – $13,465).

INVENTORIES BY SEGMENT

As at December 31
($ millions)


Retail
Potash
Nitrogen
Phosphate
2019
3,772
482
446
275
2020
3,832
417
401
280

In millions of US dollars unless otherwise noted

NOTE 13 / Property, Plant and Equipment

The majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services. Right-of-use ("ROU") assets primarily include railcars, marine vessels, real estate and mobile equipment.

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Useful life range (years)	2 – 80	1 – 60	1 – 80	2 – 60	n/a	
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Acquisitions (Note 25)	8	27	42	–	–	77
Additions	25	91	224	1	1,077	1,418
Additions – ROU assets	–	24	299	–	–	323
Disposals	(5)	(9)	(34)	–	–	(48)
Transfers	46	58	923	164	(1,191)	–
Foreign currency translation and other	(15)	–	30	30	(10)	35
Depreciation	(39)	(198)	(1,060)	(82)	–	(1,379)
Depreciation – ROU assets	(2)	(55)	(222)	–	–	(279)
Impairment	(88)	(42)	(507)	(137)	(48)	(822)
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Balance – December 31, 2020 comprised of:						
Cost	1,530	8,377	19,730	2,279	1,206	33,122
Accumulated depreciation and impairments	(440)	(2,072)	(9,394)	(1,556)	–	(13,462)
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Balance – December 31, 2020 comprised of:						
Owned property, plant and equipment	1,061	5,986	9,665	723	1,206	18,641
ROU assets	29	319	671	–	–	1,019
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796
ROU assets recognized on adoption of IFRS 16, "Leases" ("IFRS 16")	48	307	704	–	–	1,059
Acquisitions (Note 25)	17	136	61	–	37	251
Additions	14	30	225	–	1,487	1,756
Additions – ROU assets	–	22	177	–	–	199
Disposals	(3)	(5)	(84)	–	–	(92)
Transfers	108	145	932	110	(1,295)	–
Foreign currency translation and other	(4)	(37)	(14)	5	6	(44)
Depreciation	(36)	(187)	(1,004)	(77)		(1,304)
Depreciation – ROU assets	(2)	(46)	(186)	–	–	(234)
Impairment	–	–	(52)	–	–	(52)
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Balance – December 31, 2019 comprised of:						
Cost	1,474	8,207	18,548	2,068	1,378	31,675
Accumulated depreciation and impairments	(314)	(1,798)	(7,907)	(1,321)	–	(11,340)
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Balance – December 31, 2019 comprised of:						
Owned property, plant and equipment	1,117	6,065	9,973	747	1,378	19,280
ROU assets	43	344	668	–	–	1,055
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335

n/a = not applicable

In millions of US dollars unless otherwise noted

NOTE 13 *Property, Plant and Equipment Continued*

Depreciation of property, plant and equipment was included in the following:

	2020	2019
Freight, transportation and distribution	138	137
Cost of goods sold	1,111	1,008
Selling expenses	393	344
General and administrative expenses	56	40
	1,698	1,529
Depreciation recorded in inventory	132	161
	1,830	1,690

PROPERTY, PLANT AND EQUIPMENT

As at December 31
(%)


2019
51 Machinery and equipment 52
32 Buildings and improvements 32
7 Assets under construction 6
6 Land and improvements 6
4 Mine development costs 4
2020

Impairment

In 2020, we recorded the following impairments:

Cash-generating units ("CGUs")	Aurora	White Springs
Segment	Phosphate	
Impairment indicator	Lower long-term forecasted global phosphate prices	
Pre-tax impairment loss ($)	545	215
Recoverable amount ($)	995 (post-tax)	160 (pre-tax)
Valuation technique	FVLCD a Level 3 measurement	Value in use ("VIU")
Key assumptions		
End of mine life (proven and probable reserves) (year)	2050	2029
Post-tax discount rate (%)	10.5	12.0 (pre-tax – 16.0)

For our Aurora CGU, the recoverable amount was based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life), which incorporated assumptions an independent market participant would apply. For our White Springs CGU, the recoverable amount was based on pre-tax discounted cash flows until the end of the mine life.

The recoverable amount is most sensitive to the following key assumptions: our internal sales price forecasts, which consider projections from independent third-party data sources, discount rates, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

The following table highlights sensitivities to the recoverable amount which could result in additional impairment losses or reversals of previously recorded losses:

	Aurora	
Key Assumptions	**Change in Assumption**	**Increase (Decrease) to Recoverable Amount ($)**
Net selling price	± 10 per tonne	± 150
Discount rate	± 1.0 percentage point	± 120

In millions of US dollars unless otherwise noted

NOTE 13 *Property, Plant and Equipment Continued*

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable amount.

We also performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying amount of the Trinidad CGU to its recoverable amount determined on a FVLCD methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable amount to be equal to the carrying amount:

Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount
Net selling price (5-year average)	4 percent decrease
Production volumes (5-year average)	5 percent decrease
Discount rate (post-tax)	0.9 percentage point increase

In 2020, we also recorded $64 of impairment losses relating to other non-current assets (2019 – $52).

NOTE 14 / Goodwill and Other Intangible Assets

		Other Intangibles				
	Goodwill	Customer Relationships [2]	Technology	Trade Names	Other	Total
Useful life range (years)	n/a	3 – 15	3 – 30	1 – 20 [3]	1 – 20	
Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428
Acquisitions (Note 25)	167	74	2	8	6	90
Additions – internally developed	–	–	106	–	16	122
Foreign currency translation and other	45	22	20	14	(22)	34
Disposals	–	–	(3)	–	–	(3)
Amortization [1]	–	(165)	(39)	(9)	(70)	(283)
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388
Balance – December 31, 2020 comprised of:						
Cost	12,205	1,971	544	111	597	3,223
Accumulated amortization and impairment	(7)	(456)	(107)	(36)	(236)	(835)
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388
Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210
Acquisitions (Note 25)	543	173	43	13	115	344
Additions – internally developed	–	–	197	–	2	199
Foreign currency translation and other	12	2	9	18	(25)	4
Impairment	–	–	–	(35)	(33)	(68)
Amortization [1]	–	(145)	(15)	(24)	(77)	(261)
Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428
Balance – December 31, 2019 comprised of:						
Cost	11,993	1,906	429	92	597	3,024
Accumulated amortization and impairment	(7)	(322)	(78)	(30)	(166)	(596)
Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428

1 Amortization of $254 was included in selling expenses during the year ended December 31, 2020 (2019 – $234).
2 The average remaining amortization period of customer relationships at December 31, 2020, was approximately 6 years.
3 Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

In millions of US dollars unless otherwise noted

NOTE 14 *Goodwill and Other Intangible Assets Continued*

Goodwill Impairment Testing

GOODWILL BY CASH GENERATING UNIT OR GROUPS OF CASH GENERATING UNITS

At December 31

($ millions)


Retail – North America
Retail – International
Potash
Nitrogen
2019
6,826
4,395
611
154
2020
6,869
4,395
780
154

We performed our annual impairment test on goodwill and did not identify any impairment; however, the recoverable amount for Retail – North America did not substantially exceed its carrying amount. In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts (five-year projections) and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and estimates of future results from internal sources as well as industry and market trends.

For each CGU or group of CGUs, terminal growth rates and discount rates used were as follows:

	Terminal Growth Rate (%)		Discount Rate (%)	
	2020	**2019**	**2020**	**2019**
Retail – North America	2.5	2.5	7.5	7.0
Retail – International [1]	2.0	2.0	7.8 – 16.0	7.5 – 15.0
Potash	2.5	2.5	8.0	8.0
Nitrogen	2.0	2.0	8.0	9.0

1 The discount rates reflect the country risk premium and size for our international groups of CGUs.

The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $1.7 billion, which is 13% of the carrying amount. Most of our goodwill arose from the merger between PotashCorp and Agrium in 2018 (the "Merger"), representing fair values at the merger date. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future. The following table indicates the percentage by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

Key Assumptions	**Change Required for Carrying Amount to Equal Recoverable Amount**	**Value Used in Impairment Model**
Terminal growth rate	0.8 percentage point decrease	2.5%
Forecasted EBITDA over forecast period	9.1 percent decrease	$6 billion
Discount rate	0.7 percentage point increase	7.5%

In millions of US dollars unless otherwise noted

NOTE 15 / Investments

Equity-accounted investees and investments at FVTOCI as at December 31 were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%) 2020	Proportion of Ownership Interest and Voting Rights Held (%) 2019	Carrying Amount 2020	Carrying Amount 2019
Equity-accounted investees						
MOPCO	Nitrogen Producer	Egypt	–	26	–	270
Profertil	Nitrogen Producer	Argentina	50	50	233	212
Canpotex	Marketing and Logistics	Canada	50	50	–	–
Other associates and joint ventures					176	178
Total equity-accounted investees					409	660
Investments at FVTOCI						
Sinofert	Fertilizer Supplier and Distributor	China/Bermuda	22	22	153	161
Total investments at FVTOCI					153	161

In 2020, as a result of our strategic decision to dispose of our investment in MOPCO, we received cash consideration of $540 for the disposal of the investment and settlement of legal claims. This resulted in a pre-tax gain of $250 recorded in other (income) expenses.

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the Board of Directors of Sinofert. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar. This may also restrict our ability to obtain dividends from Profertil.

NOTE 16 / Other Assets

Other assets as at December 31 were comprised of:

	2020	2019
Deferred income tax assets (Note 8)	242	249
Ammonia catalysts – net of accumulated amortization of $76 (2019 – $71)	89	89
Long-term income tax receivable (Note 8)	305	36
Accrued pension benefit assets (Note 21)	109	25
Other – net of accumulated amortization of $44 (2019 – $41)	169	165
	914	564

In millions of US dollars unless otherwise noted

NOTE 17 / Short-Term Debt

We use our $4.5 billion commercial paper program for our short-term cash requirements. The commercial paper program is backstopped by the $4.5 billion unsecured revolving term credit facility ("Nutrien Credit Facility"). Short-term facilities are renegotiated periodically.

Short-term debt as at December 31 was comprised of:

	Rate of Interest (%)	Total Facility Limit as at December 31, 2020	2020	2019
Credit facilities				
Unsecured revolving term credit facility [1]	Nil	4,500	–	–
Uncommitted revolving demand facility	Nil	500	–	–
Other credit facilities [2]	0.8 – 36.0	740	159	326
Commercial paper	Nil		–	650
			159	976

1 Matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.

2 Credit facilities are unsecured and consist of South American facilities with debt of $109 (2019 – $149) and interest rates ranging from 1.7 percent to 36.0 percent, Australian facilities with debt of $19 (2019 – $157) and an interest rate of 0.8 percent, and other facilities with debt of $31 (2019 – $20) and an interest rate of 1.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the Nutrien Credit Facility and excess cash invested in highly liquid securities. As at December 31, 2020, we were authorized to issue commercial paper up to $4,500 (2019 – $4,500). Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio (refer to Note 24) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2020.

In 2020, we entered into new committed revolving credit facilities totaling approximately $1,500, all with the same principal covenants and events of default as our existing credit facilities. We closed these credit facilities after the issuance of the new notes as described in Note 18.

In millions of US dollars unless otherwise noted

NOTE 18 / Long-Term Debt

We source our borrowings for funding purposes primarily through notes, debentures and long-term credit facilities. We have access to the capital markets through our base shelf prospectus.

Long-term debt as at December 31 was comprised of:

	Rate of Interest (%)	Maturity	2020	2019
Notes [1]				
	4.875	March 30, 2020	–	500
	3.150	October 1, 2022	500	500
	1.900	May 13, 2023	500	–
	3.500	June 1, 2023	500	500
	3.625	March 15, 2024	750	750
	3.375	March 15, 2025	550	550
	3.000	April 1, 2025	500	500
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	–
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	300	300
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	500	500
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	500	500
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	–
Debentures [1]	7.800	February 1, 2027	125	125
Other			67	33
			9,742	8,708
Add net unamortized fair value adjustments			404	424
Less net unamortized debt issue costs			(85)	(77)
			10,061	9,055
Less current maturities			(14)	(508)
Add current portion of net unamortized debt issue costs			–	6
			(14)	(502)
			10,047	8,553

1 Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 24, we were in compliance with these covenants as at December 31, 2020.

In millions of US dollars unless otherwise noted

NOTE 18 *Long-Term Debt Continued*

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt and Current Portion of Long-Term Debt	Current Portion of Lease Liabilities	Long-Term Debt	Lease Liabilities	Total
Balance – December 31, 2019	1,478	214	8,553	859	11,104
Cash flows [1]	(1,401)	(274)	1,526	–	(149)
Additions and other adjustments to ROU assets	–	107	–	213	320
Reclassifications	11	194	(11)	(194)	–
Foreign currency translation and other non-cash changes	85	8	(21)	13	85
Balance – December 31, 2020	173	249	10,047	891	11,360
Balance – December 31, 2018	1,624	8	7,579	12	9,223
Adoption of IFRS 16 (Note 13)	–	196	–	863	1,059
Cash flows [1]	(794)	(234)	1,481	–	453
Additions and other adjustments to ROU assets	–	50	–	75	125
Reclassifications	500	178	(500)	(178)	–
Foreign currency translation and other non-cash changes	148	16	(7)	87	244
Balance – December 31, 2019	1,478	214	8,553	859	11,104

1 Cash inflows and cash outflows are presented on a net basis.

NOTE 19 / Lease Liabilities

	Average Rate of Interest (%)	2020	2019
Lease liabilities – non-current	3.0	891	859
Current portion of lease liabilities	2.7	249	214
Total		1,140	1,073

NOTE 20 / Payables and Accrued Charges

Payables and accrued charges consist primarily of amounts we owe to suppliers and prepayments made by customers planning to purchase our products for the upcoming growing season.

Payables and accrued charges as at December 31 were comprised of:

	2020	2019
Trade and other payables	4,415	4,016
Customer prepayments	1,800	1,693
Dividends	256	258
Accrued compensation	513	434
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	162	148
Accrued interest	99	103
Current portion of share-based compensation (Note 5)	95	118
Current portion of derivatives	39	13
Income taxes (Note 8)	48	43
Current portion of pension and other post-retirement benefits (Note 21)	15	15
Other accrued charges and others	616	596
	8,058	7,437

In millions of US dollars unless otherwise noted

NOTE 21 / Pension and Other Post-Retirement Benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all our employees participate in at least one of these plans.

Description of Defined Benefit Pension Plans

We sponsor defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• non-contributory, • guaranteed annual pension payments for life, • benefits generally depend on years of service and compensation level in the final years leading up to age 65,	• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada	• benefits available starting at age 55 at a reduced rate, and • plans provide for maximum pensionable salary and maximum annual benefit limits.	• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	• non-contributory, • unfunded, and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations, and • payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country's plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

- coordination with government-provided medical insurance in each country;
- certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
- for certain plans, maximum lifetime benefits;
- at retirement, the employee's spouse and certain dependent children may be eligible for coverage;
- benefits are self-insured and are administered through third-party providers; and
- generally, retirees contribute toward annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

NOTE 21 *Pension and Other Post-Retirement Benefits Continued*

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment Risk	A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ: • a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and • risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.
Interest Rate Risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan's debt investments.

NOTE 21 *Pension and Other Post-Retirement Benefits Continued*

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities) were as follows:

	2020			2019		
	Obligation	Plan Assets	Net	Obligation	Plan Assets	Net
Balance – beginning of year	(2,044)	1,621	(423)	(1,797)	1,416	(381)
Components of defined benefit expense recognized in earnings						
Current service cost for benefits earned during the year	(36)	–	(36)	(40)	–	(40)
Interest (expense) income	(66)	53	(13)	(74)	59	(15)
Past service cost, including curtailment gains and settlements [1]	133	(132)	1	–	–	–
Foreign exchange rate changes and other	(3)	(1)	(4)	(29)	13	(16)
Subtotal of components of defined benefit expense (recovery) recognized in earnings	28	(80)	(52)	(143)	72	(71)
Remeasurements of the net defined benefit liability recognized in OCI during the year						
Actuarial gain arising from:						
Changes in financial assumptions	(153)	–	(153)	(199)	–	(199)
Changes in demographic assumptions	12	–	12	14	–	14
Gain on plan assets (excluding amounts included in net interest)	–	230	230	–	193	193
Subtotal of remeasurements	(141)	230	89	(185)	193	8
Cash flows						
Contributions by plan participants	(5)	5	–	(5)	5	–
Employer contributions	–	26	26	–	21	21
Benefits paid	96	(96)	–	86	(86)	–
Subtotal of cash flows	91	(65)	26	81	(60)	21
Balance – end of year [2]	(2,066)	1,706	(360)	(2,044)	1,621	(423)
Balance comprised of:						
Non-current assets						
Other assets (Note 16)			109			25
Current liabilities						
Payables and accrued charges (Note 20)			(15)			(15)
Non-current liabilities						
Pension and other post-retirement benefit liabilities			(454)			(433)

1 During 2020, we transferred certain pension plan obligations to an insurance company.

2 Obligations arising from funded and unfunded pension plans are $(1,690) and $(376), respectively (2019 – $(1,652) and $(392)). Other post-retirement benefit plans have no plan assets and are unfunded.

In millions of US dollars unless otherwise noted

NOTE 21 *Pension and Other Post-Retirement Benefits Continued*

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2020			2019		
	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total
Cash and cash equivalents	9	33	42	8	112	120
Equity securities and equity funds						
US	19	879	898	1	571	572
International	158	–	158	35	62	97
Debt securities [2]	–	571	571	–	698	698
International balanced fund	–	–	–	–	112	112
Other	–	37	37	–	22	22
Total pension plan assets	186	1,520	1,706	44	1,577	1,621

1 Approximately 76 percent (2019 – 60 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Plan Committee manages the asset allocation based upon our current liquidity and income needs.
2 Debt securities included US securities of 60 percent (2019 – 82 percent) and International securities of 40 percent (2019 – 18 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2020.

We expect to contribute approximately $125 to all pension and post-retirement plans in 2021. Total contributions recognized as expense under all defined contribution plans for 2020 was $116 (2019 – $88).

The significant assumptions used to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31 were as follows:

	Pension		Other	
	2020	2019	2020	2019
Assumptions used to determine the benefit obligations [1]:				
Discount rate (%)	2.83	3.35	2.66	3.20
Rate of increase in compensation levels (%)	4.57	4.66	n/a	n/a
Medical cost trend rate – assumed (%)	n/a	n/a	4.50 – 5.80 [2]	4.50 – 6.10 [2]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2037	2037
Mortality assumptions [3] (years)				
Life expectancy at 65 for a male member currently at age 65	20.6	20.5	20.2	20.3
Life expectancy at 65 for a female member currently at age 65	22.8	22.7	22.8	22.9
Average duration of the defined benefit obligations [4] (years)	15.4	14.6	15.2	15.8

1 The current year's expense is determined using the assumptions that existed at the end of the previous year.
2 We assumed a graded medical cost trend rate starting at 5.80 percent in 2020, moving to 4.50 percent by 2037 (2019 – starting at 6.10 percent, moving to 4.50 percent by 2037).
3 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.
4 Weighted average length of the underlying cash flows.

In millions of US dollars unless otherwise noted

NOTE 21 *Pension and Other Post-Retirement Benefits Continued*

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2020		2019	
	Change in Assumption	Benefit Obligations	Expense in Earnings Before Income Taxes	Benefit Obligations	Expense in Earnings Before Income Taxes
As reported		2,066	52	2,044	71
Discount rate	1.0 percentage point decrease	360	10	340	10
	1.0 percentage point increase	(280)	(10)	(270)	(10)

NOTE 22 / Asset Retirement Obligations and Accrued Environmental Costs

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

The pre-tax risk-free discount rate, expected cash flow payments and sensitivity to changes in the discount rate on the recorded liability for asset retirement obligations and accrued environmental costs at December 31, 2020, were as follows:

			Discount Rate	
	Cash Flow Payments (years) [1]	Discounted Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(70)	90
Retail	1 – 30	25		
Potash	33 – 441	76		
Phosphate	1 – 80	468		
Corporate and other [4, 5]	1 – 482	640		
Accrued environmental costs			(10)	5
Retail	1 – 30	89		
Corporate and other	1 – 20	461		

1 Time frame in which payments are expected to principally occur from December 31, 2020. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailing volumes.
2 Risk-free discount rates reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free rates range from 1.2 percent to 6.5 percent.
3 Total undiscounted cash flows are $2.8 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 92 to 407 years.
4 For nitrogen sites, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.
5 Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 55 years.

In millions of US dollars unless otherwise noted

NOTE 22 *Asset Retirement Obligations and Accrued Environmental Costs Continued*

Following is a reconciliation of asset retirement obligations and accrued environmental costs:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2019	1,254	544	1,798
Acquisitions	12	15	27
Disposals	–	(3)	(3)
Change in estimates	(9)	2	(7)
Recorded in earnings	31	3	34
Settled during the year	(88)	(21)	(109)
Foreign currency translation and other	9	10	19
Balance – December 31, 2020	1,209	550	1,759
Balance – December 31, 2020 comprised of:			
Current liabilities			
Payables and accrued charges (Note 20)	121	41	162
Non-current liabilities			
Asset retirement obligations and accrued environmental costs	1,088	509	1,597

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida, and PCS Nitrogen Inc. in Geismar, Louisiana, pursuant to the financial assurance regulatory requirements in those states. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

NOTE 23 / Share Capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2019	572,942,809	15,771
Issued under option plans and share-settled plans	150,177	7
Repurchased	(3,832,580)	(105)
Balance – December 31, 2020	569,260,406	15,673

In millions of US dollars unless otherwise noted

NOTE 23 *Share Capital Continued*

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase
2019 Normal Course Issuer Bid [1]	February 27, 2019	February 26, 2020	42,164,420
2020 Normal Course Issuer Bid [2]	February 27, 2020	February 26, 2021	28,572,458

1 The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.
2 The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases. As at February 18, 2021, we had repurchased 710,100 of the maximum shares for repurchase.

On February 17, 2021, our Board of Directors approved a share repurchase program of up to a maximum of 28,468,448 or 5 percent of our outstanding common shares for cancellation. Subject to acceptance by the Toronto Stock Exchange, the 2021 share repurchase program will commence on March 1, 2021, and will expire on the earlier of February 28, 2022, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchases:

	2020	2019
Number of common shares repurchased for cancellation	3,832,580	36,067,323
Average price per share (US dollars)	41.96	52.07
Total cost	160	1,878

Dividends Declared

Dividends declared for the years ended December 31 were as follows:

2020		2019	
Declared	Per Share	Declared	Per Share
February 19, 2020	0.45	May 10, 2019	0.43
May 6, 2020	0.45	July 30, 2019	0.45
August 10, 2020	0.45	December 13, 2019	0.45
December 10, 2020	0.45		
	1.80		1.33

Subsequent to year-end, our Board of Directors declared a quarterly dividend of $0.46 per share payable on April 15, 2021, to shareholders of record on March 31, 2021. The total estimated dividend to be paid is $262.

NOTE 24 / Capital Management

The objective of our capital allocation policy is to balance the return of capital to our shareholders, improvements in the efficiency of our existing assets, and delivery on our growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Our goal is to pay a stable and growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

In millions of US dollars unless otherwise noted

NOTE 24 *Capital Management Continued*

We include total debt, adjusted total debt, adjusted net debt and adjusted shareholders' equity as components of our capital structure. We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

We monitor the following ratios:

	2020	2019
Adjusted net debt to adjusted EBITDA	2.6	2.5
Debt to capital [1] (Limit: 0.65:1.00)	0.34:1.00	0.33:1:00
Adjusted EBITDA to adjusted finance costs	7.4	8.0

1 Calculated as adjusted total debt to adjusted capital.

ADJUSTED NET DEBT AND ADJUSTED NET DEBT TO ADJUSTED EBITDA

As at December 31

($ billions) (ratio)

● Adjusted net debt — Adjusted net debt to adjusted EBITDA

10 8 6 4 2 0 | 5 4 3 2 1 0

2019: 10, 2.5

2020: 10, 2.6

DEBT TO CAPITAL

As at December 31

(ratio)


● Adjusted total debt to adjusted capital
— Limit 0.65:1.00
0.80
0.60
0.40
0.20
0.00
0.33
0.34
2019
2020

Adjusted EBITDA is calculated in Note 3, while the calculation of the remaining components included in the above ratios are set out in the following tables:

	2020	2019
Short-term debt	159	976
Current portion of long-term debt	14	502
Current portion of lease liabilities	249	214
Long-term debt	10,047	8,553
Lease liabilities	891	859
Total debt	11,360	11,104
Letters of credit – financial	150	158
Adjusted total debt	11,510	11,262

	2020	2019
Total debt	11,360	11,104
Cash and cash equivalents	(1,454)	(671)
Unamortized fair value adjustments	(404)	(424)
Adjusted net debt	9,502	10,009

	2020	2019
Total shareholders' equity	22,365	22,869
Accumulated other comprehensive loss	119	251
Adjusted shareholders' equity	22,484	23,120
Adjusted total debt	11,510	11,262
Adjusted capital	33,994	34,382

In millions of US dollars unless otherwise noted

NOTE 24 *Capital Management Continued*

	2020	2019
Finance costs	520	554
Unwinding of discount on asset retirement obligations	(33)	(54)
Borrowing costs capitalized to property, plant and equipment	20	18
Interest on net defined benefit pension and other post-retirement plan obligations	(13)	(15)
Adjusted finance costs	494	503

In 2020, we filed a universal base shelf prospectus in Canada and the US qualifying the issuance of up to $5.0 billion of common shares, debt securities and other securities during a period of 25 months from March 16, 2020. In 2020, we filed a prospectus supplement to issue $1,500 of notes, as discussed in Note 18.

NOTE 25 / Business Combinations

The Company's business combinations include the acquisition of Retail businesses, including Ruralco Holdings Limited ("Ruralco"), and various digital agriculture, proprietary products and agricultural services.

	Ruralco	Other Acquisitions
Acquisition date	September 30, 2019	Various
Purchase price, net of cash and cash equivalents acquired	$330 On the acquisition date, we acquired 100% of the Ruralco stock that was issued and outstanding. Transaction costs are recorded in acquisition and integration related costs in other expenses.	2020 – $233 (2019 – $581, net of $100 previously held equity-accounted interest in Agrichem)
Goodwill and expected benefits of the acquisition	$236 The expected benefits of the acquisitions resulting in goodwill include: • synergies from expected reduction in operating costs • wider distribution channel for selling products of acquired businesses • a larger assembled workforce • potential increase in customer base • enhanced ability to innovate	$133 (2019 – $341)
Description	An agriservices business in Australia with approximately 250 operating locations.	2020 – 43 Retail locations including Tec Agro Group, a leading agriculture retailer in Brazil (2019 – 68 Retail locations including Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies)

In millions of US dollars unless otherwise noted

NOTE 25 *Business Combinations Continued*

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	2020				2019
	Ruralco				
	Preliminary [1]	Adjustments	Final Fair Value [2]	Other Acquisitions [3]	Other Acquisitions [3]
Receivables	289	27	316[4]	68	68
Inventories	117	(5)	112	63	145
Prepaid expenses and other current assets	8	(1)	7	4	38
Property, plant and equipment	136	4	140	73	115
Goodwill	202	34	236	133	341
Other intangible assets	165	43	208	47	179
Other non-current assets	31	(14)	17	2	2
Total assets	948	88	1,036	390	888
Short-term debt	112	55	167	36	25
Payables and accrued charges	345	(21)	324	108	156
Lease liabilities, including current portion	110	–	110	2	1
Other non-current liabilities	51	54	105	11	25
Total liabilities	618	88	706	157	207
Total consideration	330	–	330	233	681
Previously held equity-accounted interest in Agrichem	–	–	–	–	100
Total consideration, net of cash and cash equivalents acquired	330	–	330	233	581

1 Preliminary value as previously reported in our 2019 annual consolidated financial statements.
2 We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. Adjustments recorded to the preliminary fair value primarily related to changes in the preliminary valuation assumptions, including refinement of our intangible assets and liabilities. All measurement adjustments were offset against goodwill.
3 This represents preliminary fair values. For certain acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods.
4 Includes receivables from customers with gross contractual amounts of $260, of which $7 are considered to be uncollectible.

In millions of US dollars unless otherwise noted

NOTE 25 Business Combinations Continued

Assets	Ruralco	Other Acquisitions	Valuation Technique and Judgments Applied
Property, plant and equipment	X	X	Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets. Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.
Other intangible assets	X	X	Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges ("CACs"). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses' operations and historical trends. We considered several factors in determining the fair value of customer relationships, such as customers' relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates, and revenue growth.
Other provisions and contingent liabilities	X	X	Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

Financial Information Related to the Acquired Operations

2020 Proforma [1]	Other Acquisitions
Sales	350
EBIT	26

1 Estimated annual sales and earnings before finance costs and income taxes ("EBIT") if acquisitions occurred at the beginning of the year.

	2020 Actuals	2019 Actuals	
From date of acquisition	Other Acquisitions	Ruralco	Other Acquisitions
Sales	190	249	312
EBIT	12	(2)	(1)

NOTE 26 / Commitments

A commitment is a legally binding and enforceable agreement to purchase goods or services in the future. The amounts below reflect our commitments based on current expected contract prices.

At December 31, 2020, minimum future commitments under our contractual arrangements were as follows:

	Lease Liabilities [1]	Long-Term Debt [1]	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	281	434	1,268	87	132	2,202
1 to 3 years	408	2,378	757	16	118	3,677
3 to 5 years	233	2,498	72	6	53	2,862
Over 5 years	383	10,485	142	1	127	11,138
Total	1,305	15,795	2,239	110	430	19,879

1 Includes principal portion and estimated interest.

In millions of US dollars unless otherwise noted

NOTE 26 *Commitments Continued*

Purchase Commitments

We have a long-term natural gas purchase agreement in Trinidad that expires on December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has long-term gas contracts denominated in US dollars that expire in 2021, which account for virtually all of Profertil's gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations ("CPO"), we entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate ("MAP") product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, throughput and various rail contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

NOTE 27 / Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements

- may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
- will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and
- have not historically resulted in any significant payments by Nutrien and, as at December 31, 2020, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

In millions of US dollars unless otherwise noted

NOTE 28 / Related Party Transactions

We transact with a number of related parties, the most significant being with our associates and joint ventures, key management personnel, and post-employment benefit plans.

Sale of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

Compensation to key management personnel was comprised of:

	2020	2019
Salaries and other short-term benefits	16	15
Share-based compensation	26	31
Post-employment benefits	2	3
Termination benefits	–	12
	44	61

Disclosures related to our post-employment benefit plans, and associates and joint ventures, are shown in Note 21 and Note 15, respectively.

NOTE 29 / Contingencies and Other Matters

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside of our control or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

- prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
- determination of whether recognition or disclosure in the consolidated financial statements is required; and
- estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder's productive capacity. Through December 31, 2020, we are not aware of any operating losses or other liabilities.

In millions of US dollars unless otherwise noted

NOTE 29 *Contingencies and Other Matters Continued*

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2020, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

- The United States Environmental Protection Agency ("US EPA") has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act ("RCRA"). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. ("Nu-West"), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation ("NOVs") that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters. Due to the nature of the allegations, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from RCRA section 3013 site investigations.
- We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution ("INDC") toward the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

NOTE 30 / Accounting Policies, Estimates and Judgments

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and entities we control.

- Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. They are deconsolidated from the date that control ceases.
- Intercompany balances and transactions are eliminated on consolidation.

Principal (wholly owned) Operating Subsidiaries	Location	Principal Activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada	
Agrium U.S. Inc.	US	
Cominco Fertilizer Partnership	US	
Loveland Products Inc.	US	
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US	
Nutrien Ag Solutions Limited	Australia	
PCS Nitrogen Fertilizer, LP	US	Production of nitrogen products in the US
PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
Phosphate Holding Company, Inc.	US	Mining and/or processing of phosphate products and production of nitrogen products in the US
Combined Rural Traders Pty Limited	Australia	Crop input retailer

Foreign Currency Transactions

Items included in our consolidated financial statements and those of our subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which was determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies are recognized and presented in the consolidated statements of earnings within other (income) expenses, as applicable, in the period in which they arise. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when a detailed formal plan for restructuring has been demonstrably committed to and a reliable estimate can be made.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is • purchased at our Retail farm center • delivered and accepted by customers at their premises or • loaded for shipping	Over time as the promised service is rendered

Judgment is used to determine whether we are acting as principal or agent by evaluating who:

- has the primary responsibility for fulfilling the promised good;
- bears the inventory risk; and
- has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occurred or as unconditional contracts are signed.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract.

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the "freight on board" mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns. Sales prices are based on North American and International benchmark market prices, which are variable and subject to global supply and demand, and other market factors.

For Retail, we do not provide general warranties; however, our customer contracts may provide certain product quality specification guarantees. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

Transportation costs are generally recovered from the customer through sales pricing. Where customer contracts include volume rebates, we estimate revenue at the earlier of the most likely amount of consideration we expect to receive or when it is highly probable that a significant reversal will not occur.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, "Revenue from Contracts with Customers," and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 30 Accounting Policies, Estimates and Judgments Continued

Share-based Compensation

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For plans settled through the issuance of equity	For plans settled through cash
• fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model, and • fair value for PSUs is determined on grant date by projecting the outcome of performance conditions.	• a liability is recorded based on the fair value of the awards each period.

Estimation involves determining:

- stock option-pricing model assumptions as described in the weighted average assumptions table in Note 5;
- forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
- projected outcome of performance conditions for PSUs, including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of our synergies relative to the target; and
- the number of dividend equivalent units expected to be earned.

Income Taxes

Taxation on earnings (loss) is comprised of current and deferred income tax and requires significant judgment and estimation. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders' equity.

Current income tax	Deferred income tax
• is the expected tax payable on the taxable earnings for the year • is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings • includes any adjustments made to income tax payable or recoverable in respect of previous years	• is recognized using the liability method • is based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases • is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled

Current and deferred income tax assets and liabilities are offset only if certain criteria are met.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets (i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (or recovered from) the taxation authorities using our best estimate of the amount).

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

- negotiations with taxation authorities in various jurisdictions;
- outcomes of tax litigation; and
- resolution of disputes arising from federal, provincial, state and local tax audits.

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

Deferred income tax is not accounted for

- with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
- if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

- recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable.
- reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Financial Instruments

Financial assets are measured at amortized cost if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest and is not designated as fair value through profit or loss ("FVTPL").

Financial instruments are classified and measured as follows:

Fair Value Classification	FVTPL	FVTOCI	Amortized Cost
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, other long-term debt instruments
Fair value gains and losses	Profit or loss	OCI	—
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	—	—	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred them and all the risks and rewards of ownership have been substantially transferred.

Derivatives are used to lock in commodity prices, interest rates and exchange rates. For designated and qualified cash flow hedges:

- the effective portion of the change in the fair value of the derivative is accumulated in OCI;
- when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;
- the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
- the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivatives hedging transactions are expected to be or were highly effective, both at the hedge's inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to our New York Mercantile Exchange ("NYMEX") natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered, or changes in our credit risk or the counterparty. Measurement of ineffectiveness relating to our foreign exchange and interest rate hedges is based on a comparison of the cumulative changes in fair value of the hedging instrument and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows. Potential sources of ineffectiveness are changes in timing or amounts of forecasted cash flows, embedded optionality, and changes in our credit risk or the credit risk of a counterparty.

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

Net investment hedges relating to the commitment to purchase a foreign operation:

- are considered a non-financial item and are accounted for similar to a cash flow hedge; and
- the gain or loss from the hedging instrument is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we:

- currently have a legally enforceable right to offset the recognized amounts; and
- intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:

- Level 1 – Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).
- Level 2 – Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).
- Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.

Determination of the level hierarchy is based on our assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.

Fair value estimates:

- are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
- can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
- may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Receivables

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers' products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Inventories

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method.

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

Net realizable value is based on:

Products and raw materials	Materials and supplies
• selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	• replacement cost

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances that caused it no longer exist. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities and crop price trends.

Property, plant and equipment

	Owned	Right-of-use (leased)
Measurement	• cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses • cost of major inspections and overhauls is capitalized • maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred	• cost less accumulated depreciation and any accumulated impairment losses • lease payments are allocated between finance costs, and a reduction of the liability and discounted using the interest rate implicit in the lease, if available, or an incremental borrowing rate, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower's economic environment
Depreciation method	• certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments – units-of-production – based on the shorter of estimates of reserves or service lives • pre-stripping costs – units-of-production – over the ore mined from the mineable acreage stripped • remaining assets – straight-line	• straight-line – over the shorter of the asset's useful life and the lease term
	Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.	

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

	Owned	Right-of-use (leased)
Judgment/ practical expedients	Determining: • costs, including income or expenses derived from an asset under construction, that are eligible for capitalization; • timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity; • the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate); • repairs and maintenance that qualify as major inspections and overhauls; and • useful life over which such costs should be depreciated. Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.	We have chosen to: • include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, • exclude initial direct costs in measuring ROU assets at the date of initial application, • not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and • use exemptions for short-term and low value leases which allow payments to be expensed as incurred. Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset, the availability of suitable alternatives, the significance of the asset to operations, and our business strategy. Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

Goodwill and Other intangible assets

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Other intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time, the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of long-lived assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and other intangible assets. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter).

We review at each reporting period for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involves:

- identifying the appropriate asset, group of assets or CGU;
- determining the appropriate discount rate for assessing the recoverable amount; and
- making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs.

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Equity-Accounted Investments

Investments in which we exercise significant influence (but do not control) or have joint control (as joint ventures) are accounted for using the equity method.

Significant influence is the power to participate in the financial and operating policy decisions of the investee, commonly referred to as an associate.

Pension and Other Post-Retirement Benefits

For employee retirement and other defined benefit plans:

- accrued liabilities are recorded net of plan assets;
- costs, including current and past service costs, gains or losses on curtailments and settlements, and remeasurements are actuarially determined on a regular basis using the projected unit credit method; and
- past service cost is recognized in net earnings at the earlier of (a) when a plan amendment or curtailment occurs; or (b) when related restructuring costs or termination benefits are recognized.

Remeasurements, recognized directly in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by our independent actuaries.

NOTE 30 *Accounting Policies, Estimates and Judgments Continued*

Our discount rate assumptions are impacted by:

- the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
- country specific rates; and
- the use of a yield curve approach based on the respective plans' demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Asset Retirement Obligations and Accrued Environmental Costs

Provisions are:

- measured at the present value of the cash flows expected to be required to settle the obligation; and
- reviewed at the end of each reporting period for any changes, including the discount rate, foreign exchange rate, and amount or timing of the underlying cash flows, and adjusted against the carrying amount of the provision and any related asset; otherwise, it is recognized in net earnings.

As a result of the Merger, we recognized contingent liabilities, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Asset retirement obligations and accrued environmental costs include:

- reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
- land reclamation and revegetation programs;
- decommissioning of underground and surface operating facilities;
- general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and
- post-closure care and maintenance.

Estimates for provisions take into account the following:

- most provisions will not be settled for a number of years;
- environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans; and
- the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We use appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which we operate. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

Business Combinations

- Consideration is measured at the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. Foreign exchange hedge gains or losses which we designated a cash flow hedge are included in the consideration.
- Identifiable assets acquired and liabilities assumed are generally measured at fair value.
- The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.
- For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree's identifiable net assets.

NOTE 30 Accounting Policies, Estimates and Judgments Continued

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. To determine fair values, we used quoted market prices or widely accepted valuation techniques. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

Transaction costs are recorded in acquisition and integration related costs in other (income) expenses.

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee ("IFRIC") have issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

We have adopted the following amended standards and interpretations with no material impact on our consolidated financial statements:

- Conceptual Framework for Financial Reporting
- Amendments to IAS 1 and IAS 8, Definition of Material
- Amendments to IFRS 3, "Business Combinations", Definition of a business
- Interest Rate Benchmark Reform – Phase 1 – Amendments to IFRS 9, IAS 39 and IFRS 7

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2020. The following amended standards and interpretations are being reviewed to determine the potential impact on our consolidated financial statements:

- Amendments to IAS 1, Classification of liabilities as current or non-current
- Amendment to IAS 16, "Property, plant and equipment"
- Amendment to IAS 37, Onerous contracts
- Annual improvements 2018 – 2020
- Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
- IFRS 17, "Insurance contracts"

132 Nutrien Annual Report | 2020 In millions of US dollars unless otherwise noted